Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

9 September 2002

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcement is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

M. Singleterry

Maria Singleterry
Assistant Secretary

9/18

cc Pamela Gibson
Shearman & Sterling

Enclosure

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

9 September 2002

NATIONAL GRID GROUP PLC AND LATTICE GROUP PLC

TIMETABLE FOR RELEASE OF INTERIM RESULTS

National Grid Group plc (National Grid) and Lattice Group plc (Lattice) announce that, subject to the completion of the proposed merger of National Grid and Lattice, National Grid (to be renamed National Grid Transco plc) will release its Interim Results for the six months ending 30 September 2002 on Tuesday 26 November 2002.

If the merger has not been completed by then, Lattice and National Grid will each release Interim Results for the six months ending 30 September 2002 on Tuesday 26 November 2002.

The merger remains subject to sanction of the Lattice scheme of arrangement by the High Court, and the satisfaction of a number of conditions including regulatory consents and approvals. National Grid and Lattice remain confident that the merger will complete during autumn 2002.

Enquiries:

National Grid
Investor Relations
MARCY REED 44 (0) 20 7312 5779
Terry McCormick 44 (0) 20 7312 5785
Louise Clamp 44 (0) 20 7312 5783

Media Relations
Clive Hawkins 44 (0) 20 7312 5757

Lattice
Investor Relations
Melissa Sellars 44 (0) 20 7389 3219
Gary Rawlinson 44 (0) 20 7389 3218

Media Relations
Gillian Home 44 (0) 20 7389 3212
Jim Willison 44 (0) 20 7389 3213